Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

November 20, 2023

VIA ELECTRONIC FILING

Emily Rowland, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Axxes Private Markets Fund; Registration Statement on Form N-2; File Nos. 333-274313 and 811-23898

Dear Ms. Rowland:

On behalf of Axxes Private Markets Fund (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2023, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-274313 and 811-23898) (the “Registration Statement”) filed on September 1, 2023. The Staff’s comments are set forth below and are followed by the Fund’s responses.

GENERAL

1.      We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. Please expect comments on such portions when you add, complete or update them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response:     The Fund acknowledges the Staff’s comment.

2.      Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response:     The Fund acknowledges the Staff’s comment, and will make conforming changes throughout, as applicable.

3.      We note that the Registration Statement discloses requests for exemptive relief (e.g., multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response:     The Fund filed an application for co-investment relief on September 7, 2023 (File No. 812-15505) and has received initial comments. The Fund intends to file an application for multi-class relief prior to the Fund’s launch. The Fund intends to seek multi-class relief through the expedited review process. The Fund is not currently seeking any no-action relief or other exemptive relief.

Emily Rowland, Senior Counsel November 20, 2023 Page 2

4.       Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response:     The Fund has not presented and will not present any “test the waters” materials to potential investors in connection with this offering.

5.       On the facing sheet, please uncheck the box “when declared effective pursuant to section 8(c) of the Securities Act,” as that section relates to post-effective amendments.

Response:     The Fund has made the requested revision.

6.       Overall, we found the discussion in the Registration Statement of the Fund’s strategies and investments and how the Fund intends to achieve its investment objective, hard to follow. In revising your disclosure in response to our comments, please more concisely and in plain English describe the Fund’s principal strategies and investments as specified by Item 8.2.

Response:     The Fund has revised its investment strategy to more clearly explain how the Fund intends to achieve its investment objective.

PROSPECTUS

Cover page

7.       Add to the “Investment Portfolio” disclosure, if true, that the Fund primarily invests in private investment vehicles, such as private equity funds, which are commingled asset pools that typically offer their securities privately, without registering such securities under the 1933 Act (“Investment Funds”) or clarify the exact nature of the private company investments. Please make this change consistently throughout the Registration Statement.

Response:     The Fund has revised the referenced disclosure as follows: “Private market investments are investment interests of any type (“Investment Interests”) in private investment vehicles, such as private equity funds and private co-investment vehicles, which are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act of 1933, as amended (the “Securities Act”) (“Investment Funds”).”

8.      On the cover and throughout the Registration Statement as applicable, please clarify that the initial minimum purchase amounts in Class I shares cannot be waived to an amount below $25,000. Also, under “Securities Offered,” please delete the clause “with respect to certain individual investors or classes of investors (specifically,” as generally the minimum can only be waived for the category of investors noted in this sentence.

Response:     While the Fund does not believe it is required, the Fund has added disclosure stating that the investment minimums for Class I shares will not be waived to an amount below $25,000. The Fund has deleted the clause “with respect to certain individual investors or classes of investors (specifically,” as requested.

Emily Rowland, Senior Counsel November 20, 2023 Page 3

9.       Please revise the third bullet point to replace “such as a return of capital” with the following clause: “such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors, which may constitute a return of capital” if true. Please also disclose in the third bullet point (and elsewhere where return of capital distributions are discussed), the consequences of return of capital distributions. For example, disclose that (i) return of capital distributions should not be considered the dividend yield or total return of an investment in the Shares, (ii) shareholders who receive the payment of a distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not, thus shareholders should not assume that the source of a distribution from the Fund is a net profit, and (iii) the amount treated as a tax-free return of capital will reduce a shareholder’s adjusted tax basis in its Shares, thereby increasing the shareholder’s potential taxable gain or reducing the potential taxable loss on the sale of the Shares.

Response:     The Fund revised the third bullet point to state “such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors, which may constitute a return of capital.” The Fund added disclosure under the “Distribution Policy” section of the Prospectus regarding the consequences of return of capital, and cross-referenced such disclosure in the third bullet point.

10.     Please revise the fifth bullet as follows for each class for which the Fund intends to impose a sales charge (currently Classes A and C): “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [     ]% in order to recover these expenses.”

Response:     The Fund has added the requested disclosure.

11.     In the bullet point that covers “risks associated with leverage,” please add a specific cross reference to the Prospectus disclosure regarding the risks associated with a leveraged capital structure, in addition to the existing cross reference to the risk factors, generally. See Item 1.1j and Guidelines to Form N-2, Guide 6.

Response:     The Fund has added the requested cross reference.

12.     Please add the date the Fund expects to make its first repurchase offer and add a cross reference to “Repurchase Risks.” Please revise the second and third sentences under “Interval Fund” to state the Fund's present intention as to the amount of Fund’s outstanding shares to be repurchased. Please also describe the “Repurchase Pricing Date” in this section as it is not defined until later in the registration statement.

Response:     The Fund believes it is clear that it currently expects to offer to repurchase “no less than 5%” of the Fund’s outstanding shares (and that any offer over 5% is at the discretion of the Board). Additionally, the disclosure states that investors should not rely on any expectation of repurchase offers in excess of 5%. The Fund believes that additional disclosure to this effect would be redundant. The Fund has made the other revisions requested.

13.     You note that each of Core Independent Managers will be investors in the Fund. Please supplementally provide your legal analysis as to the status of the Core Independent Managers as affiliates of the Fund pursuant to section 2(a)(3) of the 1940 Act. Further, given that you state the Fund intends to “allocate approximately one-third of the value of its Investment Interests to each Core Independent Manager,” please supplementally provide your analysis as to how this complies with section 17(d), and more clearly explain what the quoted sentence means and how this allocation will be accomplished.

Response:     The Fund notes that the Core Independent Managers will not be “affiliated persons” of the Fund under Section 2(a)(3) of the 1940 Act. While the Core Independent Managers may invest in the Fund, they will not invest in amounts of 5% or more of the Fund’s outstanding voting securities at any given time. To this effect, the Fund has revised its disclosure regarding a Core Independent Manager’s investment, to state the following: “Each Core Independent Manager may invest in the Fund alongside existing shareholders, provided that no such investment will be made that would cause a Core Independent Manager to be an “affiliated person” of the Fund under the 1940 Act.” Additionally, the Core Independent Managers will not otherwise be considered affiliates of the Fund because the Fund will not invest in the securities of or otherwise hold any interest in a Core Independent Manager, the Core Independent Managers are not investment advisers to the Fund (as detailed further below), and Core Independent Managers will not otherwise control, be controlled by, or under common control with, the Fund. Because the Core Independent Managers will not be affiliates of the Fund, Section 17(d) is not implicated if the Fund chooses to invest in a fund sponsored by a Core Independent Manager.

Emily Rowland, Senior Counsel November 20, 2023 Page 4

The Fund has also revised the referenced sentence regarding allocation, to state that “[t]he Fund intends to deploy its assets into one or more co-mingled vehicles sponsored by each Core Independent Manager in roughly equal amounts, subject in all cases to the discretion of the Advisor, availability of appropriate investments and market conditions.” The Advisor is in no way obligated to allocate any specific percentage of assets to a Core Independent Manager.

14.     Please supplementally describe the services that will be provided to the Investment Interests and the Fund by the Core Independent Managers, including whether they are investment advisers to the Investment Interests. Please also supplementally provide your legal analysis as to why the Core Independent Managers would not be investment advisers to the Fund under Section 202(a)(11) of the Advisers Act of 1940 and/or section 2(a)(20) of the 1940 Act, given disclosure in the Registration Statement (under “Risks of Co-Investments”) that “.. .the Advisor may have little to no opportunities to negotiate the terms of such co-investments. The Fund generally relies on the Investment Managers offering such co-investment opportunity to perform most of the due diligence on the relevant portfolio company and to negotiate terms of the co-investment,” and disclosure in the Prospectus Summary of “Risk Factors” that “[t]he Fund’s performance depends upon the performance of the Investment Managers and selected investment styles, the adherence by such Investment Managers to such selected investment styles, the instruments used by such Investment Managers.”

Response:     We have revised the disclosure to make clear that the Core Independent Managers are third-party fund sponsors who offer co-mingled investment products, including private equity funds and co-investment vehicles, that the Fund intends to invest in. The Core Independent Managers do not provide any specific services to Fund. Rather, they organize and sponsor their own vehicles in which the Fund is one investor of several.

The Core Independent Managers will enter into arrangements whereby they agree to make available to the Fund opportunities to invest in their co-mingled private funds and co-investment vehicles that pursues certain strategies. However, these agreements only require that they allow the Fund the opportunity to invest if it determines to do so, akin to the arrangements that might be made with a large, repeat investor a sponsor has a relationship with. No advice will be provided by the Core Independent Managers as to the desirability of any particular investment opportunity and the decision to invest in any particular Core Independent Manager vehicle and in what amount will be made solely by the Advisor. It is well established that simply investing into a co-mingled private fund does not make the sponsor of such a fund an investment adviser to the investing limited partners. Accordingly, we do not believe that any advisory relationship has been created between the Core Independent Managers and the Fund.

15.     Please disclose the compensation arrangements of the Core Independent Managers and other Managers, including who pays their fees or other compensation. Are such fees and expenses reflected in the Fund’s fee table? If so, please specify where.

Response:     The Fund has added disclosure stating that the Fund will bear the expenses associated with investing in an Investment Interest in the same way as any other investor, including any applicable management fee and/or carried interest.

Emily Rowland, Senior Counsel November 20, 2023 Page 5

16.     Please describe in the Prospectus the structure of the co-investment vehicles and any other aggregation vehicles to be used for investing in Investment Interests, and all related fees and expenses the Fund will bear. For example, we note disclosure under “Investment Related Risks,” (specifically under “Private Equity Investments”), that the Fund investments in Direct Access Co-Investments and secondary investments will not be in private equity funds organized as limited partnerships. Will they be in investment companies exempt from registration under sections 3(c)(1), 3(c)(7) or another section of the 1940 Act?

Response:     Per our response above, the disclosure has been revised to clarify that the Fund intends to invest into 3(c)(7) and other comparable co-mingled private investment vehicles organized by the Core Independent Managers. The Fund will bear its ratable share of any expenses incurred by these vehicles in the same way as other limited partners or members thereof.

17.     Given that the Fund invests approximately 10% of its total assets in liquid securities, and that the Fund has a credit facility and offering proceeds, please explain why there is disclosure under “Repurchase Risks” (under “Other Risks”) and elsewhere suggesting that Investment Interests may need to be sold in connection with quarterly repurchases.

Response:     While the Fund intends to invest approximately 10% of its assets in liquid securities, the Fund believes that there is still a risk that the Fund may need to sell Investment Interests in connection with quarterly repurchases. For example, if the Fund’s repurchase offers are oversubscribed for several consecutive quarters, the Fund may be in a situation where it would need to sell an Investment Interest in order to meet repurchase demand. The Fund believes that this risk is remote, however, it believes that it is important for shareholders to be aware of the possibility that the Fund may need to sell an Investment Interest at an inopportune time in order to satisfy a repurchase offer. Additionally, the Fund anticipates it will obtain a credit facility sometime after it launches, however, the Fund does not currently have a credit facility, and has updated the disclosure throughout the Registration Statement accordingly.

Prospectus Summary

General Comments

18.     We note that the Prospectus Summary is 15 pages long. Please revise the summary so that it contains only a clear and concise description of the key features of the offering and the Fund. See Instruction to Item 3.2. Please delete disclosure that is repetitive (e.g., there is more than one disclosure about the 1940 Act Asset Coverage Requirement) and/or that is marketing in nature (e.g., “Axxes Advisors LLC... believes that the Fund’s investment program will offer exposure to private equity investments for ‘accredited investors’ who have not previously had access to Investment Interests managed by top- tier private equity firms;” the section entitled “Potential Benefits of Investing in the Fund”). Please also revise disclosures throughout the Registration Statement that discuss the market in general terms, to discuss the Fund’s investment strategies (e.g., much of the disclosure under “Types of Investments in which the fund will invest”).

Response:     The Fund has revised the Prospectus summary as requested.

19.     Each sub-section of the Prospectus Summary should include cross references to more detailed disclosure in the Prospectus. Please add such cross references to the extent not already included (e.g., “Distributions,” “Distributions of Shares,” and “Eligible Investors”).

Response:     The Fund has added cross-references throughout the Prospectus Summary.

The Fund

20.     With respect to the description of the classes of shares to be offered, please add that there is no guarantee that the SEC will grant the Fund exemptive relief to offer Classes A and C.

Response:     The Fund has added the requested disclosure.

Emily Rowland, Senior Counsel November 20, 2023 Page 6

Investment Program

21.     Please add to the Prospectus after the summary, a description of how the Advisor determines when not to allocate its assets to the Core Independent Managers, how it selects other Managers, and what types of investments it will make with other Managers, and cross reference to that discussion here.

Response:     The Fund has added the following disclosure to the “Investment Program” section, and cross-referenced this section in the summary: “While the Fund will seek to invest in Investment Interests managed by the Core Independent Managers, the Fund may make investments not managed by Core Independent Managers. For example, if the Fund has liquid assets to invest at a particular time, but the Core Independent Managers do not have any available investment opportunities, or the Advisor does not believe any of the opportunities presented are appropriate for the Fund, then the Advisor may seek other investment opportunities consistent with the Fund’s investment objective and strategies. Thus, on occasion, the Advisor may come across an investment opportunity on its own, and determine that such an investment is appropriate for the Fund. Further, the Advisor may determine that its relationship with a Core Independent Manager is no longer beneficial to the Fund, and may seek out other managers to replace that Core Independent Manager.”

22.     For clarity, please briefly describe in this section of the summary “Direct Access Co-Investments” and secondary investments that the Fund will make.

Response:     The Fund has added the requested disclosure.

23.     Please confirm that unfunded commitments will not be counted toward the Fund’s compliance with rule 35d-1.

Response:     The Fund confirms that unfunded commitments will not be counted towards the Fund’s compliance with Rule 35d-1.

The Fund

24.     Please clarify what is meant by “comparatively large minimum denominations.”

Response:     The Fund has removed the referenced disclosure as part of the revisions made to streamline the Prospectus Summary.

25.     Please clarify what is meant by “broader private investment vehicles” in the second paragraph.

Response:     The Fund has removed the referenced disclosure as part of the revisions made to streamline the Prospectus Summary.

26.     Please move the fourth paragraph about buyouts and growth equity to the disclosure under “Types of Investment Interests in which the Fund will principally invest,” or “Investment Strategies.”

Response:     The Fund has moved the paragraph regarding buyouts and growth equity to an appropriate location within the Prospectus Summary as part of the revisions to streamline the Prospectus Summary.

Emily Rowland, Senior Counsel November 20, 2023 Page 7

Types of Investment Interests in which the Fund will invest

27.     Please clarify in this section whether all, or some, Direct Access Co-Investments will be in new funds. Additionally, please clearly and concisely state here and later in the Prospectus the types of investments that constitute secondary investments (e.g., state affirmatively, if true, that the Fund will invest in equity interests in private companies, GP-led and/or LP-led investments, leveraged buyouts, and growth equity). The Prospectus should also describe the nature of these equity and/or debt interests and where they fit within the operating company’s structure. Please also clarify throughout the Registration Statement whether the Fund will invest in underlying funds advised by Underlying Independent Managers or directly in the individual portfolio companies.

Response:     Per our response above, the disclosure has been revised to clarify that the Fund intends to invest into 3(c)(7) and other comparable co-mingled private investment vehicles organized by the Core Independent Managers. The Fund will bear its ratable share of any expenses incurred by these vehicles in the same way as other limited partners or members thereof.

28.     In the third paragraph, please clarify what is meant by “privately negotiated investments” (e.g., equity and debt instruments of non-public companies, if true). Please also add “non-public” before “operating companies.”

Response:     The Fund has removed the referenced disclosure from the summary, but has made the requested clarification in the “Investment Program” section after the summary.

29.     Please move the statement about the market for secondary investments being limited to the Risk disclosures, and cross reference the risks associated with secondary investments. Please also describe the additional costs, and to whom they are paid, that are referenced in the last sentence under “Secondary Investments, or ‘Secondaries’”.

Response:     The Fund has moved the referenced statement to the Fund’s risk disclosures, and provided a cross-reference. The Fund has described the transaction costs that may be associated with Secondary Investments under “Investment Program.”

Investment Strategies

30.     Please summarize in the Prospectus Summary, and disclose in more detail later in the Prospectus discussion of Investment Strategies, that the Fund will make investments in the regions and sectors or industries that the Fund describes as principal risks, rather than only describing them in the risk disclosure. Additionally, if the Fund intends to focus on a particular country or geographic region (per bullet twenty-five of the Prospectus Summary risk disclosure), please state what it is and include corresponding risk disclosures. Please also clarify what the anticipated investment styles will be and add appropriate risks associated with those styles.

Response:     The Fund intends for most of its investment to be U.S. based, and has updated the disclosures accordingly. The Fund has clarified that it will focus on buyout and growth equity investment styles and has updated the risk factors accordingly.

31.     Please state in the introductory paragraph that the principal elements of the Advisor’s investment strategies “are,” rather than what they “include.” See Item 8.2.

Response:     The Fund has removed the referenced sentence as part of revisions made to the investment strategy.

32.     Under “Deployment Strategy,” please cross reference the discussion of leverage and the risks associated with using leverage, and state that the Fund has entered into a credit facility as noted later (and cross reference the discussion of the credit facility).

Response:     The Fund has streamlined the summary and revised the referenced disclosures, however, the Fund does not currently have a credit facility, and as such has not cross referenced to such discussion.

Emily Rowland, Senior Counsel November 20, 2023 Page 8

Risk Factors

33.     Please disclose in the seventeenth bullet that the Fund’s investments in Investment Interests will result in additional layers of fees for shareholders.

Response:     The Fund has added the requested disclosure.

34.     Please explain why there “may be an incentive for the Advisor to favor the interests of the Core Independent Managers over the interests of the Fund... ” (see the last bullet point).

Response:     The Fund is unaware of a reason and has removed this disclosure.

Management Fee

35.     Please revise the cross reference to “Management Fee,” as there is no such section of the Prospectus.

Response:     The Fund has removed the referenced cross-reference.

Distribution of Shares

36.     Please supplementally explain how the Dealer Managers can charge the additional one-time sales load under the 1940 Act. Further, all sales loads should be reflected in the fee tables.

Response:     The Fund has removed the referenced disclosure.

Expense Limitation Agreement

37.     Please confirm the Limitation Period, which currently reads “2023”. Please revise the recoupment provisions at the end of the paragraph and elsewhere to clearly state, that the Fund may only make repayments to the Advisor if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (1) the expense cap in place at the time such amounts were waived; and (2) the fund’s current expense cap.

Response:     The Fund will not know the limitation period until the Fund’s effective date is established. The Fund intends for the Limitation Period to extend for at least one year from the date of the initial registration statement that is declared effective. The Fund has revised the expense limitation disclosure as requested.

Investor Suitability," "Unlisted Closed-End Structure, Limited Liquidity and Transfer Restrictions," and "Repurchases of Shares by the Fund"

38.     Under “Eligible Investors,” please delete “or less stringent” from the last paragraph.

Response:     The Fund has made the requested revision.

39.     Under “Repurchases of Shares by the Fund,” please disclose the current expected percentage of shares to be repurchased.

Response:     The Fund believes it is clear that the Fund currently expects to offer to repurchase “no less than 5%” of the Fund’s outstanding shares. The Fund believes that additional disclosure to this effect would be redundant.

Emily Rowland, Senior Counsel November 20, 2023 Page 9

40.     We note the disclosure under “Repurchases of Shares by the Fund,” and in footnote 2 to the fee table, that the Fund will charge a 2.00% early repurchase fee for the repurchase of Shares held for less than one year. Given the SEC has not yet granted the relief that would permit the imposition of such fee, please revise disclosure throughout the Registration Statement to clarify the fee may only be charged if the relief is granted.

Response:     The Fund respectfully declines to add the requested disclosure. The repurchase fee referenced is a repurchase fee retained by the Fund, and charged pursuant to Rule 23c-3(b)(1). The repurchase fee is not an early withdrawal charge, which is a distribution related fee retained by the distributor for which relief is required. The Fund does not intend to charge an early withdrawal charge at this time, but may do so in the future, if relief is granted.

41.     Please delete the following sentence in light of the requirements of Rule 23c-3(b)(10) or explain how it is consistent with this requirement: “The Fund may need to suspend or postpone repurchase offers if it is not able to dispose of its in Investment Interests in a timely manner.”

Response:     The Fund has deleted the referenced sentence.

Fund Fees and Expenses

42.     In footnote 1, please delete or revise the second and last sentences. All permitted waivers must be set by the Fund and described in the Prospectus.

Response:     The Fund notes that the section “Plan of Distribution” describes the permitted waivers set by the Fund. As such, the Fund has revised the referenced sentences to read as follows: “The Dealer Manager and/or a Selling Agent may, in its discretion, waive all or a portion of the sales load for certain investors (as further described under “Plan of Distribution”).”

43. In footnote 6, please clarify what costs are intended to be reimbursed given the Fund is not yet operational.

Response:     The Fund has clarified that the Fund may reimburse certain organizational and offering costs (provided such reimbursement is allowed under the Expense Limitation and Reimbursement Agreement).

Use of Proceeds

44.     Please disclose the reason for the delay up to six months for investing proceeds from the sale of Shares. See Guidelines for Form N-2, Guide 1.

Response:     Guide 1 to Form N-2 states: “If the Registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated.” The Fund expects to invest proceeds from its continuous offering as soon as practicable (as disclosed in the Prospectus) and does not expect delay. The Fund added the six month time frame as a “worst case” reference for shareholders, consistent with the following statement in Guide 1 of Form N-2: “It is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest net proceeds.”

Investment Program

45.     Please delete the disclosure in this section that does not describe how the Fund intends to achieve its investment objective (e.g. the first and last sentences of the seventh paragraph).

Response:     The Fund has made the requested revisions.

46.     Please describe what a “priority deal” is (described under “Due Diligence”).

Response:     The Fund has removed the term “priority” from the referenced sentence.

Emily Rowland, Senior Counsel November 20, 2023 Page 10

47.     Under “Leverage,” please disclose the credit facility and the material restrictions under the credit facility. Please also update this section in a pre-effective amendment to address the actual portfolio limits and other material terms of the credit facility. Please also file the executed credit facility as an exhibit.

Response:     The Fund does not currently maintain a credit facility and has added disclosure to that effect.

Types of Investments and Related Risks

48.     We note that this section discusses the risks of investments and strategies that are not disclosed in the investment strategy discussion. Please revise the investment strategy discussion to ensure that all investments and strategies that are discussed in this section that are principal investments or strategies of the Fund are discussed in the principal strategies discussion. If any of the instruments or strategies discussed in this section are not principal investments or strategies, please so indicate and move such disclosure to a separate section of the prospectus. See Item 8.4.

Response:     The Fund has aligned the strategies and risk disclosures as requested.

Investment Related Risks; Risks Related to Investment Interests

49.     Please clarify the differences between the principal risks described under “Investment Related Risks” and “Risks Related to Investment Interests,” or combine the sections as applicable. Please consider revising the risk factors to consolidate overlapping or similarly themed risks.

Response:     The Fund has revised the referenced headings.

50.     Please clarify the following sentence under “Availability of Investment Opportunities”: “[e]ven if an attractive investment opportunity is identified by an Investment Manager, an Investment Interest may not be permitted to take advantage of the opportunity to the fullest extent desired.”

Response:     The Fund has clarified to state that “the Fund” (not an “Investment Interest”) may not be permitted to take advantage of the opportunity to the fullest extent desired.

51.     “Leverage Utilized by the Fund” refers to an executed Credit Agreement to finance investment purchases. If the Fund intends to incur debt to finance Share repurchases, please disclose the maximum amount of debt that may be incurred for this purpose and the restrictions on leverage imposed by Rule 23c-3.

Response:     The Fund has removed the referenced sentence, as it does not currently have a credit agreement in place.

52.     Under “Nature of Portfolio Companies,” please add “private” to before “companies” in the first sentence.

Response:     The Fund has revised the sentence as follows: “Nature of Portfolio Companies. The Investment Interests will include direct and indirect investments in various private or public (as part of a “going private” transaction) companies, ventures and businesses.” The Fund has also stated earlier in the prospectus that it will only participate in Direct Access Co-Investments involving public companies where such companies are being taken private, for example, to unlock value, dispose of unrelated divisions, or restructure the organization to focus on core businesses.

53.     Under “Non-U.S. Risk,” please also specify risks related to investments in emerging markets, if principal. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response:     The Fund does not intend to invest in emerging markets in any meaningful amount.

Emily Rowland, Senior Counsel November 20, 2023 Page 11

Other Risks

54.     Under “Repurchase Risks,” please add, if applicable, that the use of offering proceeds to fund Share repurchases may constitute a return of capital and will lower a shareholder’s tax basis in his or her shares, and that any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses.

Response:     The Fund has added the requested disclosures to “Potential Adverse Consequences of Repurchase Offers.”

55.     Please add under “Potential Adverse Consequences of Repurchase Offers,” that if the Fund uses leverage, repurchases of Shares may compound the adverse effects of leverage in a declining market; and if the Fund borrows money to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing Fund expenses and reducing any net investment income.

Response:     The Fund has added the requested disclosures.

56.     It is unclear what is meant by a “Substantial Repurchase.” Please supplementally explain what a “Substantial Repurchase” is, when such repurchases will be made, and how such repurchases will be made in accordance with Rule 23c-3.

Response:     The Fund has consolidated this risk with “Potential Adverse Consequences of Repurchase Offers” and added the following explanation regarding substantial repurchases: “A large shareholder, or multiple shareholders who in aggregate hold a large portion of the Fund’s shares, may request to have all of their shares repurchased, in which case, the Fund’s quarterly repurchase offers may be oversubscribed for an extended period of time until those shares are repurchased.” The Fund anticipates all such repurchases to be made in accordance with Rule 23c-3 (i.e., on pro-rata basis in an aggregate amount published in the Repurchase Offer materials sent to shareholders).

Limits of Risk Disclosures

57.     Please revise the first paragraph of this section to clarify that all of the principal risk factors associated with an investment in the Fund are disclosed.

Response:     The Fund has added the requested disclosure.

Management of the Fund

58.     Under “Management Team,” please state that Joseph DaGrosa, Jr. and Ray Joseph are jointly and primarily responsible for the day-to-day management of the Fund, if true.

Response:     The Fund has made the requested revision.

Emily Rowland, Senior Counsel November 20, 2023 Page 12

Conflicts of Interest

59.     Please provide more details about the following conflict stated under “The Advisor”: “The Advisor and/or its affiliates may advise funds that may invest in other funds advised by a Core Independent Manager, or which has other relationships with a Core Independent Manager.”

Response:     The Fund has revised the “Conflicts of Interest” section to clarify that “Other Accounts” include those accounts advised by the Advisor that invest in other funds managed by a Core Independent Manager. The Advisor addresses conflicts associated with these accounts in the same way it addresses conflicts of interests with other accounts.

60.     Under “Participation in Investment Opportunities,” please add disclosure about how these conflicts will be managed (e.g., if the participants are subject to fiduciary duties, the Fund's ethics policy, etc...).

Response:     The Fund has added the following sentence to the referenced section: “The Advisor has adopted policies and procedures to manage conflicts of interest associated with directors, principals, officers, and employees of the Advisor and its affiliates trading for their own accounts.”

61.     Under “Core Independent Managers,” please describe the “certain conditions and limitations” noted therein.

Response:     The Fund has deleted the referenced phrase. Each of the Core Independent Managers has agreed to provide the Advisor with certain types of information and access to Investment Interests, pursuant to agreements, to help enable the Advisor to invest the Fund’s assets in accordance with its strategy. Under these agreements, the Core Independent Managers are subject to standard contractual terms regarding confidentiality, methods and timing of communication, and quality of service.

Repurchases and Transfers of Shares

62.     Please clarify what is meant by the following: “Shares tendered for repurchase by Shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline.” Please also clarify what is meant by the last clause of the fifth bullet point under “Notice to Shareholders.”

Response:     The Fund notes that the referenced sentence is meant to convey that if a shareholder tenders their shares for repurchase, their repurchase will be subject to the aggregate repurchase amount (likely 5% of the Fund’s outstanding shares) established for that particular repurchase offer. The Fund removed the last clause of the fifth bullet point under “Notice to Shareholders.”

63.     Under “Consequences of Repurchase Offers,” given that substantially all the Fund’s investments are illiquid investments, please clarify the following sentence: “To the extent the Fund finances repurchase amounts by selling Fund Investment Interests, the Fund may hold a larger proportion of its assets in less liquid securities.”

Response:     The Fund has removed the referenced sentence.

64.     Please condense “Involuntary Repurchases” to eliminate duplicative disclosure.

Response:     The Fund has condensed the “Involuntary Repurchases” section.

65.     Under “Involuntary Repurchases,” the disclosure states that “[i]f a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase or redeem all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase or redemption, less than the minimum initial investment applicable for the Fund.” Please explain the legal basis for such repurchases.

Response:     The Fund has revised the “Involuntary Repurchases” section to state that such purchases may be made in accordance with applicable laws, which would include, for example, Rule 23c-2 under the 1940 Act.

Emily Rowland, Senior Counsel November 20, 2023 Page 13

66.     Under “Transfer of Shares,” please remove “generally” from the first sentence after the second numbered paragraph.

Response:     The Fund has removed the term “generally” from the referenced disclosure.

Description of Capital Structure and Shares

67.     Please supplementally disclose whether the Fund intends to issue senior securities within twelve (12) months of the effective date of this Registration Statement. We may have further comments depending on your response.

Response:     The Fund does not intend to issue senior securities within twelve (12) months of the effective date of this Registration Statement.

68.     Under “Derivative Actions,” please disclose provisions in the Fund’s Form of Amended and Restated Agreement and Declaration of Trust (“DOT”), Article VI, Section 7, regarding “General Direct Actions.” Please also revise the first sentence under Article 7 of the DOT to state that such provision does not apply to claims arising under the federal securities laws, and please state that carve-out in the Prospectus disclosure.

Response:     The Fund has revised its Declaration of Trust, and it no longer contains provisions regarding derivative actions.

69.     Please disclose in an appropriate location in the Prospectus the exclusive state court forum provision under Article X, Section 11, that the provision does not apply to claims arising under the federal securities laws and the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). Please also disclose in the Prospectus the DOT’s waiver of jury trial provision.

Response:     The Fund notes that the exclusive state court forum provision, and the corresponding risks, are disclosed under the section “Exclusive Delaware Jurisdiction.” The Fund has added disclosure regarding the waiver of rights to a jury trial.

Plan of Distribution

70.     Please add the date by which investors must pay for Shares. See Item 5.6.

Response:     Investors must pay for shares before their orders are processed. The Fund has added relevant disclosure to the section “Purchases of Shares – How to Purchase Shares.”

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

71.     Please carve out the fundamental policy on borrowing from the following clause “a later change in percentage resulting from a change in the values of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.”

Response:     The Fund respectfully declines to make the requested carve out. Under Section 18 of the 1940 Act, asset coverage is required to be at a certain level “immediately after” issuance or sale of the senior security (and not on a continuous basis, as would be required if the requested carve out was made). The Fund intends to comply with the 1940 Act and other applicable laws when/if it issues senior securities or borrows money.

72.     On the explanatory note about the Fund’s concentration policy, please add “or group of industries” after “any single industry.”

Response:     The Fund has made the requested revision.

Emily Rowland, Senior Counsel November 20, 2023 Page 14

73.     In the explanatory note about the Fund’s concentration policy, please change the clause about “reasonable best efforts” to: “The Advisor will use its reasonable best efforts to obtain timely access to portfolio holdings and to take into account the investments of the Investment Funds when determining compliance with the Fund's concentration policy.”

Response:     The Fund has made the requested revision.

74.     In the first bullet under “In addition to the above, the Fund has adopted the following additional fundamental policies:”, please add (as is done in the second bullet point) “as may be amended from time to time” after the reference to Rule 23c-3.

Response:     The Fund has made the requested revisions.

75.     In the explanatory note for “Borrowing,” please add to the end of the last sentence of the paragraph the following: “if the if Fund complies with requirements of rule 18f-4.”

Response:     The Fund has made the requested revision.

Signatures

76.     Please file the signed Power of Attorney executed by relevant signatories.

Response:     The Power of Attorney was included on the signature page for the Registration Statement, which was filed.

*          *          *

Please do not hesitate to call me at (202) 383-0176 or Krisztina Nadasdy at (614) 468-8292 if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief
Krisztina Nadasdy, Esq., Eversheds Sutherland (US) LLP